Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

VIA EDGAR

August 11, 2014

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

RE:	Goldcorp Inc. (“the Company”)

Form 40-F for Fiscal Year Ended December 31, 2013

Filed March 31, 2014

Comment Letter Dated July 18, 2014

File No. 001-12970

Dear Ms. Jenkins:

Thank you for your comment letter dated July 18, 2014. To facilitate your review, each numbered comment in the letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Form 40-F for the Fiscal Year Ended December 31, 2013

Exhibit 99.1 Annual Information Form

Economic and Political Instability in Argentina, page 103

1. We note your disclosures indicating that the Argentinean government has introduced restrictive currency exchange controls and understand that a parallel or unofficial exchange rate may have been created as a result. Please tell us whether you have utilized an unofficial or the official exchange rate to translate the financial statements of your operations in Argentina into your reporting currency. To the extent that you have used an unofficial rate, please tell us the rates you used to perform translation, explain why you used them, and quantify the impact on all periods presented in your consolidated financial statements had you had used the official rate.

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Response:

The Company utilized the official exchange rate to translate the financial statements of its operations in Argentina into its reporting currency.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please contact Charlene Ripley, Executive Vice President and General Counsel, at 604-699-0440. For any financial reporting or accounting matters, please address your letter to the undersigned.

Yours very truly,

GOLDCORP INC.

/s/ Lindsay Hall

Lindsay Hall

Executive Vice President and Chief Financial Officer

cc:	Terry Neill

Deloitte LLP

David Stone

Neal, Gerber, & Eisenberg LLP

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